Exhibit 4.17
English Translation for Reference

POWER OF ATTORNEY

I, Rannuo Hu, a citizen of the People’s Republic of China (the “PRC”) with the Chinese ID card No.:________________, is the shareholder of Shenzhen Dianliang Information Technology Co., Ltd.  (“Shenzhen Dianliang”), holding 100% equity interest of Shenzhen Dianliang. I hereby irrevocably appoint Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (“Fanhua Xinlian”) to exercise the following rights during the term of this Power of Attorney:

I hereby authorize the person designated by Fanhua Xinlian which it thinks fit to represent me with full power to exercise all voting rights of shareholder to which I shall be entitled in accordance with PRC laws and Shenzhen Dianliang’s Articles at shareholders’ meetings of Shenzhen Dianliang, including but not limited to the right to sell or transfer any or all of my equity interest in Shenzhen Dianliang, to vote on all important matters of Shenzhen Dianliang as my authorized representative at its shareholders’ meetings, and to elect and appoint the directors and officers of Shenzhen Dianliang, etc. I will issue a power of attorney to the person designated by Fanhua Xinlian from time to time as per its request so as to facilitate the designee with full power to exercise all voting rights of shareholder at shareholders’ meetings of Shenzhen Dianliang on my behalf.

If Fanhua Xinlian designates me to attend a shareholders’ meeting of Shenzhen Dianliang, I promise that I will exercise the voting rights of shareholder according to the instructions of Fanhua Xinlian.

During the validly existing period of Shenzhen Dianliang and within the term of the Loan Agreement executed by myself and Fanhua Xinlian, this Power of Attorney shall have a term of ten (10) years from the execution date of this Power of Attorney.

Signatory:	/s/ Rannuo Hu

Date:	April 2, 2014